Filed by Delta Air Lines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Northwest Airlines Corporation
Commission File No.: 1-15285

Forward-looking Statements
This information includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,’ “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Delta's and Northwest’s expectations with respect to the synergies, costs and charges, capitalization, anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict.  Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations, and (9) fluctuations in foreign currency exchange rates.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Delta cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Delta’s and Northwest’s most recently filed Forms 10-K.  All subsequent written and oral forward-looking statements concerning Delta, Northwest, the merger, the related transactions  or other matters and attributable to Delta or Northwest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Delta and Northwest do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Delta filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Delta and Northwest that also constitutes a prospectus of Delta.  At the appropriate time, Delta and Northwest will mail the final joint proxy statement/prospectus to their stockholders.  Delta and Northwest urge investors and security holders to read the final joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Delta’s executive officers and directors in its definitive proxy statement filed with the SEC on April 25, 2008 related to Delta’s 2008 Annual Meeting of Stockholders. You can find information about Northwest’s executive officers and directors in its Amendment to its Annual Report on Form 10-K filed with the SEC on April 29, 2008.  You can obtain free copies of these documents from Delta and Northwest using the contact information above.

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The following is a transcript of a conference call hosted by Delta Air Lines, Inc. on July 16, 2008, the replay of which will be available at www.delta.com/about_delta/investor_relations/webcasts/ until August 16, 2008.

CORPORATE PARTICIPANTS

 Shannon Mutschler
 Delta Air Lines, Inc. - General Manager of IR

 Richard Anderson
 Delta Air Lines, Inc. - CEO

 Ed Bastian
 Delta Air Lines, Inc. - President & CFO

 Glen Hauenstein
 Delta Air Lines, Inc. - EVP, Network and Revenue Management

CONFERENCE CALL PARTICIPANTS

 Mike Linenberg
 Merrill Lynch - Analyst

 Dan McKenzie
 Credit Suisse - Analyst

 Jamie Baker
 JPMorgan Chase & Co. - Analyst

 Gary Chase
 Lehman Brothers - Analyst

 Ray Neidl
 Calyon Securities - Analyst

 Bill Greene
 Morgan Stanley - Analyst

 Kevin Crissey
 UBS - Analyst

 Chris Cuomo
 Goldman Sachs - Analyst

PRESENTATION

Operator

Good morning, Ladies and Gentlemen. And welcome to the Delta Air Lines June 2008 quarter financial results conference call. My name is Fab and I'll be your coordinator. At this time all participants are in a listen only mode until we conduct a question and answer session following the presentation. (OPERATOR INSTRUCTIONS) I would now like to turn the presentation over to Shannon Mutschler, General Manager of Investor Relations for Delta Air Lines. Please proceed.

Shannon Mutschler - Delta Air Lines, Inc. - General Manager of IR

Thank you, Fab, and good morning everyone. Thank you for joining us today to discuss Delta's June 2008 quarter financial results. Speaking on today's call are Richard Anderson, Chief Executive Officer; and Ed Bastian, President and Chief Financial Officer. Also joining us for Q&A are Glen Hauenstein, Executive Vice President of Network and Revenue Management; and Hank Halter, Senior Vice President and Controller.

Before we begin, please note this call is being transmitted live via the internet and is being recorded. If you decide to ask a question, it will be included in both our live transmission as well as any future use of this recording. Any recording or other use or transmission of the text or audio for today's call is not allowed without the express written permission of Delta Air Lines.

Today's discussion contains forward-looking statements that represent our beliefs or expectations about future events. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Some of the factors that may cause such differences are described in Delta's SEC filings. We will also discuss certain non-GAAP financial measures. You can find the reconciliation of those non-GAAP measures on our Investor Relations website at delta.com. Before we begin, I'd like to ask that when we get to the Q&A portion of the call we limit each participant to one question and one follow-up. And with that, I'll turn the call over to our Chief Executive Officer, Richard Anderson.

Richard Anderson - Delta Air Lines, Inc. - CEO

Thank you, Shannon, and good morning, everyone. Thanks for joining us on the call today. This morning we announced Delta's financial results for the June 2008 quarter. Excluding special items, Delta recorded net income for the second quarter of $137 million in spite of record high fuel prices that drove more than $1 billion in additional fuel input costs year-over-year. This compares to net income of $274 million the June quarter of 2007. On a GAAP basis, we recorded a $1 billion loss driven mainly by $1.1 billion non-cash impairment charge. And you'll recall last quarter, we had the first part of that charge and this is the final trueup. And a $96 million severance charge -- and I'd note on the $96 million severance charge, that was part of our process that we initiated earlier in the year to reduce overall staffing at the airline. And that process has gone well and will result in significant payback within the year.

Generating positive earnings for the quarter given the unprecedented rise in the price of jet fuel is something that not many of our competitors will be able to report, and it's a testament of the hard work of all of the people at Delta Air Lines that are delivering on our internal financial goals and they're running a great airline. For the last 12 months Delta ranked number two among our competitive set for on time performance, and in addition the latest DOT statistics ranked Delta in the top five for baggage performance in May and we had a 32% decline in the number of mishandled bags year-over-year in the June quarter. This improvement reflects our ongoing investment in technology and process reengineering, and so we appreciate and want to thank all of the Delta employees for their great work. They received $10 million in shared reward payments during the quarter for achievement of operational performance goals, so really great work by our people and we all want to thank them.

Moving on to the most pressing topic for Delta and the entire industry is the price of jet fuel. It continues to rise. In the second quarter alone, the price of a gallon of jet fuel increased $1 to $4. Crude jumped $40 to over $140 per barrel and prices have continued to rise from there. While these prices are causing a tremendous amount of pain for almost every industry you can think of, without a doubt they've created a crisis in the airline industry, not only because of the magnitude of the change but also because of the pace of the change.

However, Delta is taking aggressive action to position the company to survive this crisis and become the industry leader and we're doing this in several core areas. First we're intently focused on preserving liquidity. We are currently projecting that we will see about $4 billion of additional fuel cost this year alone; however, we expect to mitigate almost $3 billion of that higher cost by aggressively hedging our fuel needs, maintaining strict cost discipline so that we preserve our best-in-class cost structure and continuing to grow top line revenue. We're now earning a revenue premium to our peers as a result of our industry leading domestic capacity reductions, international expansion, yield management strategies, and overall top line growth of other revenue. In spite of high fuel prices, it's important to continue to invest in our products and in the markets that are profitable to us.

As a result, we recently exercised two additional options for 777 LR aircraft to be delivered in early 2010, which will further support our plans for international growth. We're also looking forward to the delivery of the first of 10 737-700s next week. With the 777s and 737s, we'll have 20 international capable aircraft deliveries this year and through 2010. The 737-700s are for longer, thinner, higher airports in South America. Unfortunately, fuel prices also demand that we make difficult decisions about areas of the business that aren't profitable. Smaller regional aircraft are not efficient to operate at current fuel levels. So we are now targeting to remove the equivalent of 100 regional aircraft from the system by the end of the year through a combination of lease returns, decreased utilization, and changes in contractual arrangements.

As a result of these actions to mitigate fuel prices, we expect to close the year with unrestricted liquidity of $3.2 billion including our $1 billion undrawn revolver, and we're evaluating additional cash raising opportunities post-closing of our merger with Northwest. Second, while we recognize that there are a number of key factors that are driving the recent unprecedented rise in fuel prices, the lack of any real energy policy in this country, the weak dollar as well as supply shortages in the face of increasing global demand, we believe that speculation in the market is also a very real component that must be addressed. As a result, Delta has partnered with all of our competitors in the Air Transport Association, both inside and outside of the airline industry, to insist that necessary changes are made in the regulation of energy markets.

Last and most importantly, we're moving forward with the Northwest merger. We believe this deal makes even more sense at these fuel price levels, and given the lack of follow on consolidation in the industry, it gives us a real leg up on the competition in the long term. It's a real game changer in terms of this industry. In fact, we've already achieved two milestones on the path toward closing the merger and achieving a seamless integration of the two airlines. The first was reaching an unprecedented pre-merger contract with both Delta and Northwest pilots which calls for integrated seniority list upon closing of the transaction. That allows us to capture the synergies much more quickly. The leadership of both pilot groups approved a combined agreement earlier this month and we expect voting by the general membership to be completed by mid August.

Second, earlier this week, we announced the post-merger organizational structure of the executive team that will lead the new Delta. The team will combine leadership from both Delta and Northwest and their diverse backgrounds and extensive experience provide a solid foundation for building America's premiere airline. In addition, our integration teams have been working hard to refine earlier synergy estimates and identify new opportunities. We have 26 working teams of executives from the two airlines building the bottoms-up plan for both integration and development of the synergies. Ed will provide the details later in the call, but at a high level we expect the merger to provide approximately $2 billion in annual synergies by 2012. We've also taken a hard look at the cost and timeline to integrate the two airlines, and now project cash integration costs of approximately $600 million over three years. Our goal is to provide a seamless transition on day one, and our guiding principle will be to focus on integrating only those activities that will provide real value to customers, employees, and shareholders.

In closing, Delta's a very different airline today from others in the industry. It has a very strong and flexible workforce driven by outstanding employees who are working hard to deliver industry leading operating performance across all metrics. We're now earning a revenue premium to the industry due to our focus on network and revenue management and great work from our sales and marketing team. Our flexible fleet has allowed us to react quickly and decisively to rising fuel costs. Having a low cost, low capital cost, one of the lowest capital cost fleets in the industry and many paid for airplanes gives us a lot of flexibility to react to the demands of the marketplace. We have a significant cost advantage to our peers and a solid balance sheet. We have a strong liquidity position with substantial opportunities available to enhance that position, particularly as we approach the merger with Northwest. Our trans-Atlantic joint venture with Air France, KLM, and Northwest will be unrivaled in the industry, particularly with the anti-trust immunity and long term evolution of both of those alliances. Our merger with Northwest, which will be unmatched by any of our competitors, builds on all of these assets, driving approximately $2 billion in synergies that will help mitigate the fuel challenge. And lastly, we're very focused not just on passenger revenue but all other revenue -- cargo revenue, affinity card revenue, and we expect to be able to have the strongest top line growth in the industry, because in the end, that's what really is the driver of the engine. And once again, just like the three previous quarters, we have very strong top line growth.

So in summary, we believe Delta holds one of the strongest hands in the industry, and because of the strength of our people and business model, I'm confident we can seize opportunities in the current environment and strengthen our leadership position as we move forward with the merger with Northwest. With that, I'll turn the call over to Ed to discuss the financial details for the quarter, and give you a detailed merger update, and then we'll open it up as usual for questions. Thank you, thank you for being on the call this morning.

Ed Bastian - Delta Air Lines, Inc. - President & CFO

Thanks, Richard. Good morning, everyone. Thank you for joining us today. For the June quarter, Delta reported a $1 billion loss which includes three special charges. A $1.1 billion non-cash charge, net of $119 million tax benefit relating to the impairment of goodwill and other intangibles. This charge represents a trueup to the estimates recorded in March and reflects third party valuations that were finalized during the June quarter. Next, a $96 million severance charge related to the over 4,000 employees who participated in our early retirement program announced last quarter. About one-third of those employees have left the company as of June. 80% in total will have left by the end of September, and the remainder will exit by the end of this year. And finally a small $6 million charge related to facilities restructuring.

Excluding these special charges, net income for the period was $137 million, which compares to net income of $274 million in the June 2007 quarter. On a base of 396 million diluted shares, this equates to earnings per share of $0.35 and compares to consensus of $0.10 per share. Operating margin in the quarter was 4%, in spite of the fact that fuel prices were 50% higher on a year-over-year basis. In fact, higher fuel prices added over $1 billion in additional fuel input costs this quarter. Delta was able to mitigate almost 80% of this additional fuel cost through increased revenues of almost $500 million, including international expansion as well as the other revenue gains that Richard was referring to, productivity initiatives, and importantly fuel hedging gains which totaled $313 million in the quarter.

Delta began taking aggressive actions to combat rising fuel costs last year, when we developed our 2008 business plan, which included $400 million in revenue and cost initiatives. As fuel continued to ramp, we worked to make further changes in our model, allowing us to identify additional revenue enhancing opportunities and cost savings, and we've accelerated the timing of previously identified initiatives. Revenue initiatives include growing our cargo business, our third party MRO, and ancillary revenue stream; new fees for services provided to customers such as the second checked bag fee, ticket changes, excess baggage and unaccompanied minor changes; and adding fuel surcharges on Frequent Flier Award tickets. Some of the cost initiatives that we've implemented include the workforce reductions that we've already implemented, deferral of certain rebranding activities, and technology enhancements such as expanding self-service boarding. All the initiatives combined equate to roughly $650 million in value in 2008 and $1 billion in annual value, so we'll continue to see the benefits from these actions as they annualize next year.

Turning to revenue, our June quarter revenue improved 10%, or almost $500 million on a year-over-year basis. Our network restructuring and yield management initiatives continued to deliver strong results with with a 6% increase in passenger revenue this quarter. Delta's consolidated unit revenue increased in the June quarter by 5%, on a 5% increase in the length of haul. This improvement was driven by 4% higher yield and 2% higher traffic. Delta's consolidated length of haul adjusted RASM as reported to the ATA was 102% of industry average for the year-to-date period through the end of May, the last month reported. In fact, in every region during this period, we were at a revenue premium to the industry. Hats off to the network revenue management sales and marketing team for delivering premium revenue results a full year ahead of plan.

Our cargo team is also doing a great job. Revenues continue to improve, growing $42 million or 36%. These results reflect significantly higher yield from a more aggressive focus on yield management and a 15% increase in cargo ton miles, mostly in international markets. The team is implementing structural and operational changes to further enhance the business. Our other net revenue also increased $177 million or 45% driven by higher passenger fees, growth in our third party MRO business, and growth in the Sky Miles revenue program.

Moving to cost, our main line CASM ex special items increased 16% for the quarter, which reflects the sharp run-up in fuel cost. Excluding fuel and other special charges, main line CASM increased 1 point on a year-over-year basis to $0.0703. We hedged 49% of our second quarter fuel consumption and averaged an all-in fuel price of $3.13 per gallon. As a result, our hedges reduced fuel expense in the quarter by $313 million. Non-operating expenses for the quarter also included a $31 million gain from FAS 133 benefits.

Strengthening our balance sheet and liquidity continues to be a top priority. We ended the quarter with a strong unrestricted cash and liquidity position of $4.3 billion, which includes our undrawn revolver. Key components include operating cash flow of $1 billion. Beginning this quarter, we began requiring that our fuel hedge counterparties post cash collateral due to our fuel hedge positions being significantly in the money. Operating cash flow includes $671 million from these deposits. The CapEx for the period was approximately $260 million, which includes $220 million in net expenditures for aircraft parts and mods. During the quarter we issued debt totaling $115 million to finance aircraft pre-delivery payments as well as three CRJ-900 aircraft that were delivered in the quarter.

In addition, we paid $97 million in debt maturities and capital lease obligations, which result in a net debt increase of $18 million. And as I mentioned earlier, our $1 billion revolver remains fully available and undrawn at the end of the quarter. At the end of the June quarter, we were well within the required range of all of our financial covenants. As Richard mentioned, we expect to end the year with $3.2 billion in total liquidity, which does include our undrawn revolver. Liquidity preservation is right at the top of our priorities as we navigate a highly volatile environment. We've been working on additional cash raising opportunities that we plan to act on following the close of the merger later this year.

Looking at advanced revenue trends, overall they are ahead of last year. However, the pace of change has not been enough to keep up with the changes in the price of jet fuel. On the international side, yields are up for both business and coach classes. International business demand exit US is down slightly, but yields are more than compensating for lower load factors. We're also continuing to see strength in demand on the exit international side, with additional yield improvement from foreign exchange gains. Domestically, business travelers seem to be showing more price sensitivity, with a shift of booking further out to take advantage of lower fares. As a result, we're recapturing revenue by adding pricing fences back into the fair structure. Looking forward to the fall, while there is some concern about the domestic demand environment, we are optimistic that the actions we and the industry have taken to rationalize capacity will have the desired effect. The amount of capacity that's coming out of the domestic system is unprecedented. You're seeing reductions along the magnitude of those seen post 9/11. We'll continue to evaluate our outlook and competitive position, and we'll take additional actions if called for.

We would typically walk you through our guidance at this point of the call. However, we included that information in our Press Release this morning to allow time to provide you an update on Delta's merger with Northwest. It's been three months since we announced the merger agreement with Northwest and we wanted to update you on the progress we've made, including revisions to both synergy as well as one-time cost targets. As Richard mentioned we reached a pre-merger contract with both the Delta and Northwest pilots which calls for an integrated seniority list upon the closing of the transaction. This is a first in the industry and is representative of the value that we place on positive labor relations. We believe that we have one of the best pilot working relationships in the industry and are working hard to establish the same with the Northwest pilots. The four year contract that we've agreed to runs through 2012 and calls for pilot pay to be harmonized day one with pay increases of roughly 4% annually. Note this includes previously contracted increases, so the incremental cost is roughly 3 points a year. While pay rates will be harmonized, retirement arrangements will not be harmonized until the end of the contract.

In addition, Delta pilots will receive a 3.5% equity stake and the Northwest pilots will receive a 2.38% equity stake in the new Delta. This agreement provides substantial financial and operational benefits which will far outweigh the cost. It accelerates our ability to realize network synergies by achieving that integrated pilot workforce and fleet. It expands our ability to codeshare, and importantly gets our pilot group behind the merger during this critical integration period for our two airlines.

As you know, our initial synergy estimates were based on a high level analysis. Since that time we have refined earlier estimates through a very detailed bottom up analysis that included 26 teams across both Delta and Northwest and we have identified substantial new opportunities. As a result, we've increased our synergy target to roughly $2 billion annually, which compares to the $1 billion previously estimated. We expect total synergies in 2009 of roughly $500 million, increasing about $500 million each year until you get to the full run rate by 2012. When fully ramped up, our network synergies are expected to be $1.4 billion and our net cost synergies to be roughly $600 million annually. Roughly half of the $1 billion increase in total synergies is from refining earlier estimates. We now have better information about overhead reduction opportunities, technology, facilities overlap, and improved efficiencies possible in the airport operations and our selling cost. With a combined pilot deal reached, we also now have the full ability to realize network and fleeting synergies, which accelerates our revenue capture.

The remainder of the increase comes from identifying structural opportunities which we knew were available but had not yet quantified. These opportunities include the value of aligning the affinity card strategy, optimizing the regional jet portfolio and creation of a single powerful Frequent Flier program. Additional details on the merger status and synergy update can be found in an 8-K investor update that we filed this morning.

We refined our estimate of one-time cash integration costs to approximately $600 million over three years. As Richard mentioned, our guiding principle in the integration will be to focus on activities that generate a return on their investment, thereby conserving cash and providing value to our shareholders. Our initial priorities will be to transition technology systems to a single platform, move to a single operating certificate for the two airlines and deliver a consistent customer experience by standardizing our brand, our employee training, our uniforms, aircraft interiors, and liveries. We have established 26 integration teams whose mission it is to ensure a smooth integration and meet our new synergy and integration cost targets. They're already hard at work and have made significant progress in a number of key areas.

For example, earlier this week we announced the organizational structure of the combined airline, which will be in place at the close of the merger. In August, we plan to file with the FAA for achieving a single operating certificate. And following the closing of the merger we'll immediately begin the process of linking our route networks, substantially increasing our level of bilateral codesharing and quickly move to a single powerful Frequent Flier program for our customers. We have continued to work closely with the DOJ to provide all their requested data and we remain comfortable with our target of closing the transaction by the end of this year.

In closing, while the economic challenges that the industry faces today are very serious, Delta has been a leader in taking aggressive action to position this airline for long term success. This has demonstrated by our strong focus on liquidity, our plans to merge with Northwest and our swift action to significantly reduce domestic capacity and their related cost. We're confident that the transformation of our business model over the last few years, coupled with the strategic actions we've taken over the last number of months, make Delta a very formidable competitor, well positioned for long term success. That ends the prepared remarks section of our call. At this time, we'll be happy to take any questions that you may have.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Your first question will come from the line of Mike Linenberg from Merrill Lynch. Please proceed.

Mike Linenberg - Merrill Lynch - Analyst

Yes, hi, good morning, all. I have actually two questions. The first one as it relates to your cuts in capacity, what does that mean for airport costs? And specifically I'm looking at some of the stuff you're pulling back in Los Angeles. Do we see on a unit basis those numbers move up, or do you have a unique opportunity with sort of the merger in the offing to go back to these airport authorities and recut deals?

Richard Anderson - Delta Air Lines, Inc. - CEO

Mike, this is Richard. One of the integration teams has the facilities groups of the two organizations and you'll notice in this quarter, we've already gone down the road of starting to do that with part of the special charge that we have in the GAAP reported earnings of $6 million as related to reduction of those facilities. We have a plan with Northwest at basically every airport in the United States to rationalize our capacity. L.A. would be a prime example where you can consolidate into one of the two facilities and probably have a gain on the facility that you get rid of at an airport like that. So there's a lot more opportunity. And we have one team dedicated to that. And our station overlap, to give you some idea, our station overlap synergy number on the cost side is in excess of $100 million, well in excess of $100 million. So you hit the nail on the head.

Mike Linenberg - Merrill Lynch - Analyst

Okay, great. And then just my second question, the situation with Mesa, obviously I believe -- I don't know if it's formally out on appeal yet, but from what I've heard is that at present, they're not flying -- the airplanes aren't in the schedule. What's the minimum that you have to pay them, I don't know if it's on a monthly basis, what cash is going out and yet, you're not getting or receiving any services?

Richard Anderson - Delta Air Lines, Inc. - CEO

Since it's a pending litigation, it would be best for us to not comment on sort of what the status of it is. So I wish I could answer your question. I think that it's best to advise that given the nature of the litigation with Mesa that we stay off the record on that.

Mike Linenberg - Merrill Lynch - Analyst

Okay, fair enough. Nice quarter.

Richard Anderson - Delta Air Lines, Inc. - CEO

Thank you.

Ed Bastian - Delta Air Lines, Inc. - President & CFO

Thanks, Mike.

Operator

 Your next question will come from the line of Dan McKenzie with Credit Suisse.

Dan McKenzie - Credit Suisse - Analyst

Oh, yes, hi, good morning. Economic conditions appear to be deteriorating pretty rapidly in the Euro area, and Open Skies appears to be a counterpunch for Delta going into London Heathrow. So I'm wondering what gives you the comfort that international demand is going to keep pace with the capacity that's entering the market looking ahead?

Glen Hauenstein - Delta Air Lines, Inc. - EVP, Network and Revenue Management

Well Dan, it's Glen Hauenstein. How are you?

Dan McKenzie - Credit Suisse - Analyst

Thanks, good morning, Glen.

Glen Hauenstein - Delta Air Lines, Inc. - EVP, Network and Revenue Management

Good morning. We react to demand, and our commitment to our shareholders and employees that we will react to demand changes relatively quickly. And I think that you'd see from the domestic pull-down that we had this summer that we were way out ahead of the industry in seeing what was happening last fall and we reacted quickly. We are paring down some of our international growth and we're taking the laggards out of the network for the fall anticipating, that the robust growth that we've seen over the past two years in international traffic and revenues will start to level out as we move into the fourth quarter. But right now, everything is still remaining very strong from all indications, including forward bookings and advanced yields. So as we see that softening, we will react. We have a lot of opportunities to continue to move the asset base around and maximize revenue. So I'm relatively confident that we will adjust appropriately. But I do share your concern that we may see a softening in some of the international markets moving forward.

Ed Bastian - Delta Air Lines, Inc. - President & CFO

Dan, this is Ed. Remember also that our growth in the trans-Atlantic is largely going across to new territories into Africa, into the Middle East, so it's not fully in the Open Skies arena in terms of some of the classical European arrangements. We've got a little bit of a different footprint than some of our competitors.

Dan McKenzie - Credit Suisse - Analyst

Okay, good. And just second question here, given the surprise on the integration costs, wonder if you could highlight some of those, the big buckets where the $600 million spend is going to be? And is there potentially more room for improvement there?

Ed Bastian - Delta Air Lines, Inc. - President & CFO

When we announced the deal back in the April timeframe, we said not to, integration costs would not exceed $1 billion, so we were confident at that point. But we needed to do some more detailed work to get the number down to where you're seeing it. Some of the big areas that we're going to be spending is obviously in the technology space. It's going to be critical that we have an effective and seamless technology integration of the two airlines. There's going to be money spent in aircraft modifications in terms of bringing our product standards into a consistent look and feel. We're going to be moving expeditiously to try to bring from a customer perspective our brand together as rapidly as possible. You're going to see some costs on the maintenance programs as well as we bring our maintenance programs into a single standard so that we can receive a single operating certificate, and you're also going to see transaction costs which whether it be advisor fees -- and they aren't just Delta fees, obviously there's Northwest Fees as well and cost on the financing side. So those are some of the larger bucketed areas for the integration and we expect the $600 million to be over three year timeframe. Our commitment to our shareholders is that we will not get out ahead of the value of the deal. We will not be spending money, waiting for value to show up. We're going to time the cost of the integration to the value received.

Dan McKenzie - Credit Suisse - Analyst

Okay, great. Thanks a lot. Appreciate it.

Operator

Your next question will come from the line of Jamie Baker from JPMorgan.

Jamie Baker - JPMorgan Chase & Co. - Analyst

Good morning, everybody. Ed, just a question, wondering if you've changed your mind regarding the decision to wait until after the deal closes to secure any additional funding. Obviously there's some risk that whatever financing pool is out there today could dry up between now and then.

Ed Bastian - Delta Air Lines, Inc. - President & CFO

Jamie, we are, no, we've not changed our mind in a macro sense. We are working on some targeted initiatives that we might be able to close pre the merger transaction closing, and I know that Northwest team is working on some specific tactical cash raising opportunities as well. But the bigger cash raising opportunities we continue to believe will be following our close of the merger which will be in the fourth quarter.

Jamie Baker - JPMorgan Chase & Co. - Analyst

Okay, and as a follow-up to that, Ed, as you potentially bake off the affinity card providers, off one another, any thought on the expected proceeds you might be able to generate, particularly now that you can frame your optimism against what Continental was able to achieve?

Richard Anderson - Delta Air Lines, Inc. - CEO

Jamie this is Richard, how are you today?

Jamie Baker - JPMorgan Chase & Co. - Analyst

Hi, Richard, good morning.

Richard Anderson - Delta Air Lines, Inc. - CEO

There's a very substantial opportunity there. When you think about the size of what this Frequent Flier program will be and you just look at what our other revenue line is at Delta and the other revenue line at Northwest and try to glean out sort of what the size is, it's substantially more than the numbers that Continental posted in their forward mileage sale. And we're pretty optimistic about that, because the termination periods of the two affinity cards at each of Northwest and Delta are pretty well in line. So we're actually pretty excited about that opportunity.

Jamie Baker - JPMorgan Chase & Co. - Analyst

And while I have you, Richard, based on the capacity cuts you and others have announced so far and based on your view for 2009 -- do you think that model is working again at $4 jet (inaudible) that you could be profitable next year, if enough capacity comes out?

Richard Anderson - Delta Air Lines, Inc. - CEO

I think we're still in the planning process for '09, and I think probably what we would look at doing is in the Q3 call is to try to give you a bit more of an update. But I think we need to see where the final schedule tapes come in in the fall. While there have been a number of announcements, we still need to see what the final schedules are and I think we've got a bit more work to do on our business plan looking out at '09. I think the model has got to, the whole industry model has got to evolve much more quickly in that kind of a fuel environment, and you've got to really be thinking through about -- you've got to really be thinking through about what does the network look like and what size aircraft will work at what demand levels. When you think about the amount of leisure traffic, there's been a lot of capacity built in the United States over the past decade to carry pretty much low end traffic. Unlike the Europeans by the way. You think about the European model, European model is a model that doesn't have as much sort of excess capacity to carry the lower end traffic, and it's probably the lower end traffic that is not going to want to purchase at the market clearing price that covers the cost of fuel. So we're spending a lot of time rethinking what that model, what the industry model looks like, and how you make it work at those levels. But a lot of of it is going to depend upon what the total industry reaction is to these fuel price levels and how that reaction is demonstrated in the capacity changes that are made over the next two quarters.

Jamie Baker - JPMorgan Chase & Co. - Analyst

Okay, good. Thanks for your thoughts on that, Richard. Appreciate it.

Richard Anderson - Delta Air Lines, Inc. - CEO

You bet.

Operator

Your next question will come from the line of Gary Chase with Lehman Brothers.

Gary Chase - Lehman Brothers - Analyst

Good morning, guys.

Richard Anderson - Delta Air Lines, Inc. - CEO

Good morning, Gary.

Gary Chase - Lehman Brothers - Analyst

Just a couple quick ones. Ed, you mentioned in the prepared commentary you're planning to remove 100 regional jets or effectively remove the equivalent of 100 regional jets by the end of the year. Is that foreshadowing additional capacity reductions off the mainline, away from the mainline during 2009? Or should we consider that pretty consistent with what you've talked about in terms of your capacity plan for the fourth quarter and the run rate of that?

Ed Bastian - Delta Air Lines, Inc. - President & CFO

I think it's consistent with what we're looking at for the fourth quarter but certainly, Gary, you can't divorce the mainline and the regional portfolios from themselves. When you look at this fuel environment, there's no question of the most inefficient and least productive aircraft that we operate are the smaller gauged regional jets. And that's why we're moving as aggressively as we are to reduce that flying. We've announced some deals here very recently and we're going to probably have some additional announcements coming over the next few months, so I'd expect there to be some potential for some additional mainline reductions going into next year.

Richard Anderson - Delta Air Lines, Inc. - CEO

I think, Gary, that's probably, it's hard to break out what portion of the 100, but it's really a bit additive, if you will. In other words, there's some of that 100 that's in the domestic pull-down and I don't have the exact break out, but there's some of it that's on top of that because we're just looking at what 50 seat airplanes look like on some of the longer stage lengths and it just doesn't make sense on the longer stage lengths for sure. So this will be, some of those will be additive and as we finish our capacity planning for the fourth quarter and the first quarter, you should expect us to continue to trim on the regional jet fleet.

Gary Chase - Lehman Brothers - Analyst

Okay, and then if I could ask you to tighten up a little bit, I think the stuff that you've disclosed about how the synergies are going to look for next year is important because you're talking about realizing more operational synergy than you are cash integration costs. And in an environment like this where liquidity is at a premium, as you've acknowledged that's really important. Can we talk about the $500 million that you're expecting to generate in 2009 and just give us a sense of what that is that's hitting and what your confidence level is in that $500 million and the speed with which that will spool versus the $2 billion you expect to get to over time?

Ed Bastian - Delta Air Lines, Inc. - President & CFO

Sure, Gary. The bulk of the early savings or the synergy benefits, if you'll recall, are going to come initially from the coupling of the networks together. So being able to fully flow the fleet back and forth between the two networks is one of the rationale why we wanted to get the unified pilot deal done prior to closing as well as with an integrated seniority list prior to closing. So you'll see the network synergies are probably the bulk of that $500 million in the first year. And when we call it network synergies, that includes not just S-curve and presence, but benefits also coming from our Frequent Flier program, benefits coming from the affinity card program as well. Many of the cost synergies will take a little bit longer to get at because some of those are technology oriented and they also will require us to continue to work with the various labor groups at Delta as well as Northwest. And there will be cost dissynergies attached to those in the first year. So I think you can think about the first year as largely being a revenue play and then by the second, we're starting to ramp up the cost synergies and the network synergies are taking firmer shape.

Gary Chase - Lehman Brothers - Analyst

Okay, and then you mentioned -- I think you said a $3.2 billion liquidity target by the end of the year.

Ed Bastian - Delta Air Lines, Inc. - President & CFO

Right.

Gary Chase - Lehman Brothers - Analyst

And you noted, you expect to close the merger before the year ends and there might be liquidity opportunities that follow that. Does the $3.2 billion contemplate any additional financing or is that where you expect to end prior to additional financing options you may pursue?

Ed Bastian - Delta Air Lines, Inc. - President & CFO

The $3.2 billion is the Delta standalone estimated and it has no benefit from any financing or cash raising opportunities that we're exploring.

Richard Anderson - Delta Air Lines, Inc. - CEO

And Gary, this is Richard. We would expect on the timeline that we have that between Delta and Northwest, there will be fairly significant cash raising done prior to the close. But the lion's share will come after the close. But we're pretty comfortable with where we are on the liquidity position, because we know -- we already have contemplated a couple of actions that -- one of which is the affinity card we alluded to earlier -- a couple of actions that can substantially increase the combined pre-liquidity of the merged entity.

Gary Chase - Lehman Brothers - Analyst

Okay, guys, appreciate it.

Ed Bastian - Delta Air Lines, Inc. - President & CFO

Okay, Gary.

Operator

The next question will come from the line of Ray Neidl from Calyon Securities.

Ray Neidl - Calyon Securities - Analyst

With the grounding of 100 regional aircraft, I was just wondering if you could go into a little bit more detail on what you think your regional needs will be going forward, both as Delta standalone and then after the merger. Will there be more cutbacks and will you take Compass from Northwest and use your own pilots to fly a lot of the regionals?

Ed Bastian - Delta Air Lines, Inc. - President & CFO

Ray, this is Ed. One of the benefits that we've factored into the updated synergy analysis is the fact that we'll be a fairly large scale customer, if you will, of the regional jets. And in fact I think we're going to have roughly 40% of the smaller gauge regional jets under Delta code between us and Northwest by at the time we close this deal. So we do expect there's going to be rationalization of the portfolio. We do expect that the 100 aircraft reduction that you see, there will be additions to that, not in terms of reductions, not additional aircraft but additional reductions. And I think more importantly, I think it gives us a chance to sit down with our contract partners across both networks on the regional jet front and talk about how we can do business more effectively together and more efficiently together, because there's a lot of redundancy and a lot of cost to operating as many contracts as both we and Northwest do. Then we'll have a nice blend of owned carriers as well as contract carriers, and I think there's going to be a substantial value that we can create over the next couple years there.

Richard Anderson - Delta Air Lines, Inc. - CEO

Yes, this is Richard again. The interesting thing on the owned side, when you take Comair, Mesaba, and Compass, even though they will still continue to be operated as separate carriers, there are very significant overhead and fleet commonality opportunities that can come from operating those sort of more collectively. They would each maintain their separate carrier status, but at the same time there are many overhead and SG&A opportunities that can be rationalized because that's in and of itself a very large airline, those three airlines combined in terms of their fleets.

Ray Neidl - Calyon Securities - Analyst

Okay. And the second thing, being that Delta is one of the leaders in writing a letter to Congress for investigation on the futures markets in oil, would you like to go into a little bit more detail on why you think that market may be manipulated and more importantly, what you think the positive aspects of investigation will do in possibly lowering oil prices?

Richard Anderson - Delta Air Lines, Inc. - CEO

Well, when you think about what's happened in money-markets generally, the bond market, the stock market, the mortgage lending market -- pretty much all of the other places for money to go the last two years have not been very good. And when you look at where the large investment banks are making a lot of their money these days, it's in the commodities market, and if you look over the last three or four years, all investment advisors to endowments and pension funds and trusts have now moved into the new category class of "commodities". So, since 2004 you've had about $350 billion move into the futures market, and when you look at just the pure paper trading on a daily basis versus what the actual consumption is, it's significantly higher, and these are very unregulated markets. And while the lobby on the other side of this is incredibly powerful, the NYMEX and Chicago Mercantile Exchange and Goldman Sachs and firms like that make an enormous amount of money in turning these futures markets. And I think there's a fundamental public policy that with respect to food and fuel, are you going to have that kind of speculation in the market that drives price? When you have price of a barrel of oil go up $11 or $10 as we had it happen one day earlier this summer, when an investment bank issues a report saying oil is going to $150 or $200 and then immediately everybody rolls their futures, there's something more going on in the market. In a relatively unregulated market, there's more going on there than just hooking supply to demand. So we think that just like yesterday, the SEC reacted very quickly to speculation in the stock market. We haven't seen that kind of reaction in the commodities market, and because all these other markets are doing so poorly and PEs are down so low, all that money is flooding into the long commodity market. So you're seeing it in wheat, corn, in oil. And ultimately, there have to be some public policy decisions made about whether or not that's the right public policy.

Ray Neidl - Calyon Securities - Analyst

And would you be in favor of more transparent SEC investigations of the short players and stocks?

Richard Anderson - Delta Air Lines, Inc. - CEO

Well, I think the work that the SEC is doing right now is the right work. I mean, I think that from a policy standpoint, what they're trying to do is make the markets work, and when markets don't work, because of aberrant behavior like this, it's not good for anybody.

Ray Neidl - Calyon Securities - Analyst

Okay, great. Thank you very much.

Operator

Your next question will come from the line of Sir William Greene from Morgan Stanley.

Bill Greene - Morgan Stanley - Analyst

Hi, it's Bill Greene. Richard, or just the team generally, can we just come back to the synergies here and can I ask you a couple questions about them? One, do you have an impact from Continental leaving SkyTeam in there, two do you have any assumptions of more mergers coming down later on, and three, is the SkyTeam ATI incremental to the synergy or is it within the synergy?

Ed Bastian - Delta Air Lines, Inc. - President & CFO

Bill, this is Ed. Yes, when we did the deal, we fully were aware that there was a high risk that Continental would be leaving SkyTeam, so we factored that into our thinking. I would tell you that it's not a big number in our view. What's your second question?

Bill Greene - Morgan Stanley - Analyst

Well, I wanted, before we go on to the second one, just Continental, I thought Northwest said it was around $125 million to $200 million, somewhere around that from the joint venture that they have?

Ed Bastian - Delta Air Lines, Inc. - President & CFO

There's clearly some value on the Northwest side, but at the end of the day, it's probably as it relates to SkyTeam in and of itself it's not a big number.

Richard Anderson - Delta Air Lines, Inc. - CEO

It's not much at all, Bill. Over time with yield management mapping and steps that had been taken over time between the two carriers, it's not a very material amount of money.

Bill Greene - Morgan Stanley - Analyst

Okay, and then in your synergies do you assume there are more mergers or no, this is it?

Ed Bastian - Delta Air Lines, Inc. - President & CFO

Well our synergies, again, they were -- the focus was putting our two networks together against the economic backdrop that we can see today. When we did this work, are we assuming there's going to be a follow on deal? You tell me. I think at some point, we certainly thought there was going to be and now it appears there may not be for a little bit of time. So I'm not certain that it's shaded plus or minus as the industry consolidates. We do believe long term there probably will be some additional consolidation, but it's certainly not going to be in the near term.

Bill Greene - Morgan Stanley - Analyst

All right, and then is the SkyTeam ATI benefit in the synergy number or no?

Ed Bastian - Delta Air Lines, Inc. - President & CFO

Yes.

Richard Anderson - Delta Air Lines, Inc. - CEO

It's understated, it's in the synergy benefit but I would say that overall, we haven't really leveraged the full impact of what having 30% of the market in an immunized joint venture with KLM, Air France, Northwest and Delta, is long term really going to be able to create. Because if you look at the margins that Northwest has across the trans-Atlantic, they're among the highest margin in any airline business anywhere in the world, and when you think about being able to leverage that across a network that's three times as big, it has significant opportunities.

Bill Greene - Morgan Stanley - Analyst

Okay, and if I turn to the cost segment, how much did the cost synergy change as a result of the pilot deal?

Ed Bastian - Delta Air Lines, Inc. - President & CFO

The cost synergy number didn't change in aggregate much. The timing moved a little bit up, so we have the cost synergies kicking in on the Northwest side day one whereas when we announced a deal in April we didn't have a deal so that was viewed as being a slower ramp. That said also the revenue benefits have kicked in day one on a much enhanced basis, so there's substantial accretion given to the fact that we actually have this deal done.

Bill Greene - Morgan Stanley - Analyst

And then just last question for Glen. If you look at the capacity cuts that you got planned for the fourth quarter, how much above that sort of absolute value of that capacity cut should we expect RASM to go up? How much yield managing can you really do above and beyond the cut?

Glen Hauenstein - Delta Air Lines, Inc. - EVP, Network and Revenue Management

Well, Bill, I think that's the $64,000 question, isn't it? Unprecedented industry capacity reductions, will that translate, what will the actual economic back drop be, what will be able to be translated into unit revenue increases? And while we're cautiously optimistic, we don't know if that's enough yet, if that's enough capacity from the industry. And to add to Richard's comment earlier, more industry capacity has to come out. And the question is, where does it have to come from? Does it have to come from those carriers that don't have business plans that are languishing in bankruptcy court or does it have to come from the legacy carriers, and I guess the markets will determine that too. So there's a lot out on the plate waiting to see how this evolves into the fall, and our commitment to our shareholders and to our employees is to stay ahead. And I think we've done a good job to date staying ahead and we plan on continuing to stay ahead as these trends develop, but we don't have great visibility into October and November for revenue yet, and that's when a lot of the capacity actually hits. So cautiously optimistic, would hope that it needs to be double digit numbers to cover fuel, right? And so we're hoping we get there and we're hoping that the industry environment stays in a rational pricing and that demand holds out.

Bill Greene - Morgan Stanley - Analyst

All right, thanks for your help.

Operator

Your next question will come from the line of Kevin Crissey from UBS.

Kevin Crissey - UBS - Analyst

Good morning, everybody. Can you talk about the merger review process outside of the US and the status in the EU?

Ed Bastian - Delta Air Lines, Inc. - President & CFO

Kevin, this is Ed. That process is moving on quite well. I know there's was a recent announcement about a suspension of the review -- that's apparently, my understanding is that's a fairly small detail that needs to be wrinkled out. We do not expect there to be any delay as a result of that, the EU review process and our ability to close the deal by the end of this year.

Kevin Crissey - UBS - Analyst

Okay and then could you talk about -- AirTran, according to the stock market and our numbers, AirTran is in significant number. Could you talk about your approach to AirTran Markets and capacity cuts as it relates to those markets?

Glen Hauenstein - Delta Air Lines, Inc. - EVP, Network and Revenue Management

There are no capacity cuts in AirTran Markets. As a matter of fact, despite the fact we're down in general capacity by about 13 to 14% in the fall domestically, we're actually up in AirTran competitive markets into and out of Atlanta, some of the point to point flying we have taken reductions in. But into and out of Atlanta -- of course Atlanta being our core strength market, we are continuing to leave that capacity in.

Kevin Crissey - UBS - Analyst

Okay, and finally if I could, in terms of the first bag fee, I think Northwest has it and you don't and where is that heading?

Ed Bastian - Delta Air Lines, Inc. - President & CFO

We are, we will study it. We will continue to study it but we have no plans to implement it at this point.

Kevin Crissey - UBS - Analyst

Thank you very much.

Ed Bastian - Delta Air Lines, Inc. - President & CFO

You're welcome.

Operator

Your next question will come from the line of Chris Cuomo from Goldman Sachs.

Chris Cuomo - Goldman Sachs - Analyst

Hi, good morning, everyone.

Ed Bastian - Delta Air Lines, Inc. - President & CFO

Good morning.

Chris Cuomo - Goldman Sachs - Analyst

For Glen, if you could just perhaps just dig a little bit deeper into the pricing activity that you're seeing in the here and now, sort of in the domestic market as opposed to what you expect in looking forward. Just the with respect to competitor action, your own action, you are cutting domestic capacity reasonably significantly, but only generating modest yield gains in Q2. Just could you comment on what's driving that, why is that the case?

Glen Hauenstein - Delta Air Lines, Inc. - EVP, Network and Revenue Management

Well, I think there's a couple of issues that are going on and we're studying each one of these individually because there have been unprecedented moves in pricing by the legacy carriers in the non-LCC competitive market. And there are a lot of satellite airports, and we're seeing changes in traffic pattern which is we're having to react to by either going back on some of the pricing increases and the fuel surcharges to move the traffic back into the appropriate airports or cutting capacity, so we are in a transition process here. The whole industry is, and I think what you've seen, we've given our increase in length of haul is that our capacity cuts have put us at the upper end of the range of where the industry is at as far as unit revenues go, and we think there's a lot more opportunity as we finetune this. We've never as an industry seen pricing move as quickly as we have, of course in response to their run up in fuel, and that creates an entirely different demand set. So now we have to go back and analyze, individual market, every individual market, was that the right move? Is there more upward mobility in pricing? Do we have to move back on some markets or should we take capacity out? And that's the process is we're in right now and that's why I think we're not doing more capacity cuts right now. We're waiting to see essentially where this equilibrium goes and how, when we finetune it, what more we get out and as the industry starts to come to the party in the fall what the implication of that is. But there are carriers out there pricing for cash.

And that's really continuing to put a big dampening on the impact. So while I'm optimistic Delta will be in a great relative position, I'm also wondering -- maybe you could help me answer this -- is we hear there's a global demand for narrow body equipment, yet carriers that are in bankruptcy today, those planes are not leaving. And so what is the global demand environment and is it softer than we think?

Chris Cuomo - Goldman Sachs - Analyst

Understood.

Ed Bastian - Delta Air Lines, Inc. - President & CFO

Chris, this is Ed. One further point. Remember also that a significant amount of our capacity reductions really kick in at the end of the summer season, so you haven't seen the yield effects yet of the large scale domestic pull-down. It will be taken in in the August to September timeframe.

Chris Cuomo - Goldman Sachs - Analyst

Okay, very good. How about just quickly on the other revenue line? Obviously you and many other carriers have instituted a number of additional fees and charges. Have you put a target out there or sort of all in bucket that you're seeking to achieve? And broadly speaking, just broadly how are you tracking with respect to your initial goals?

Ed Bastian - Delta Air Lines, Inc. - President & CFO

We are tracking on to the plus on the initial goals. We're seeing on the other revenue line about a 25 to 30% growth rate all in when you factor in not just the fees and the additional charges from decoupling the pricing environment and actually charging for services rendered. But also look at what we have on our SkyMiles program, when you look at what we're doing in cargo, when you look at what we're doing in our third party MRO business, we're expecting non-passenger revenues for Delta this year, full year, to end the year at about $2.8 billion, a substantial business, and that's growing at a 25% growth rate and we continue to see that growth into next year, as well. So it's a big part of our strategy with with respect to how the business model is changing and the type of revenue we're needing to generate to cover this higher fuel cost.

Chris Cuomo - Goldman Sachs - Analyst

Very good. And then just real quick, the real important question. What's your second half crude oil assumption? What are you going with, a forward curve?

Ed Bastian - Delta Air Lines, Inc. - President & CFO

We use the forward curve on our guidance. I think we gave guidance on fuel for the third quarter. Roughly in the $135 range, crude assumption is the assumption.

Chris Cuomo - Goldman Sachs - Analyst

Great. All right, thanks a lot, guys.

Ed Bastian - Delta Air Lines, Inc. - President & CFO

Thanks, Chris.

Operator

That concludes the question and answer session for today's conference call. Thank you very much for your participation. You may now disconnect your lines. Have a wonderful day.